

SECURI[illegible] [illegible]ISSION

07002966

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2007
DIVISION OF MARKET REGULATION

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 67193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/10/05 (Inception) (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Falconbridge Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4975 Preston Park Blvd., #695W
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	Irving	Texas	75063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bennett S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Falconbridge Capital Markets, LLC**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title


EVA CAPUCHINO
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
JUNE 14, 2008

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determinati on of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report d escribing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCONBRIDGE CAPITAL MARKETS, LLC

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Members
Falconbridge Capital Markets, LLC

We have audited the accompanying statement of financial condition of Falconbridge Capital Markets, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the period from August 10, 2005 (inception) to December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falconbridge Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from August 10, 2005 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 149,243
Prepaid expenses	1,384
Property and equipment, net	31,068
TOTAL ASSETS	$ 181,695

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,352
Members' Equity	180,343
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 181,695

See notes to financial statements.

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Income
Period from August 10, 2005 (Inception) to December 31, 2006

Revenue	
Consulting revenue	$ 239,595
Investment banking fees	66,547
Other revenue	268
TOTAL REVENUE	306,410
Expenses	
Compensation and related costs	14,144
Communications	15,827
Regulatory fees	14,689
Occupancy and equipment	52,978
Professional fees	13,165
Travel and entertainment	16,110
Other expenses	9,154
TOTAL EXPENSES	136,067
NET INCOME	$ 170,343

See notes to financial statements.

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
Period from August 10, 2005 (Inception) to December 31, 2006

Members' equity, August 10, 2005 (Inception)	$ -
Members' contributions	10,000
Net income since inception	170,343
Members' equity, December 31, 2006	$ 180,343

See notes to financial statements.

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Cash Flows
Period from August 10, 2005 (Inception) to December 31, 2006

Cash flows from operating activities:	
Net income	$ 170,343
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,494
Change in assets and liabilities	
Increase in prepaid expenses	(1,384)
Increase in accounts payable and accrued expenses	1,352
Net cash provided by operating activities	177,805
Cash flows from investing activities:	
Purchase of property and equipment	(38,562)
Cash flows from financing activities:	
Members' contributions	10,000
Net increase in cash	149,243
Cash at beginning of period	0
CASH AT END OF PERIOD	$ 149,243

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

FALCONBRIDGE CAPITAL MARKETS, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Falconbridge Capital Markets, LLC (Company) was organized on August 10, 2005 as a Texas limited liability company. The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective April 26, 2006. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily corporations and financial institutions located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(i) provide that the Company limit its business to the selling of tax shelters or limited partnerships in primary distributions, private placement securities, and merger and acquisition services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three to seven years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

Revenue Recognition

The Company recognizes consulting revenue and investment banking fees when earned under the respective agreements.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $147,891 and $5,000, respectively. The Company's net capital ratio was .01 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 14,099
Furniture and fixtures	21,214
Software	3,249
	38,562
Accumulated depreciation	(7,494)
	$ 31,068

Depreciation expense for the period was $7,494 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 4 - Commitments

The Company leases office space under a noncancelable operating lease expiring in November 2008. Future minimum lease payments for each of the years ending December 31 are as follows:

2007	$ 27,108
2008	25,956
Thereafter	-
	$ 53,064

Office rent expense for the period was $36,370 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Concentration of Revenue and Credit Risk

The majority member generated substantially all of the Company's revenue for the period.

The Company earned $247,345, or approximately 81%, of its total revenues from one customer during the year.

Cash held at a one financial institution exceeded the federally insured limit by $49,243 at December 31, 2006; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Schedule I

FALCONBRIDGE CAPITAL MARKETS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total members' equity qualified for net capital	$ 180,343
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,384
Property and equipment, net	31,068
Total deductions and/or charges	32,452
Net Capital	$ 147,891
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,352
Total aggregate indebtedness	$ 1,352
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 12 1/2% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 142,891
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by Falconbridge Capital Markets, LLC on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Members
Falconbridge Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Falconbridge Capital Markets, LLC (the Company) for the period April 26, 2006 (effective date of SEC registration) to December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2007

END